UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

[X] SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

[_] SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:   December 31, 2020

IdentifySensors Biologics, Corp.

(Exact name of issuer as specified in its charter)

Delaware	85-161576
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

20600 Chagrin Boulevard, Suite 450, Shaker Heights, Ohio 44122

(Full mailing address of principal executive offices)

(216) 543-3031

(Issuer’s telephone number, including area code)

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis together with the financial statements and the related notes to those statements included elsewhere in this offering statement. This discussion contains forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth in the section of the prospectus captioned "Risk Factors" and elsewhere in this offering statement, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

The Company, IdentifySensors Biologics Corp., is a Delaware corporation founded on June 11, 2020. Since inception, we have been in the business of developing tests for viral and bacterial pathogens specifically for Covid 19 and sensors to detect freshness in fresh fish and meat in the food supply chain, and also to develop sensors to detect bacteria in the food supply chain for fruits and vegetables and to develop a test to detect Staph bacteria in hospitals.

Our long-term strategy is to provide information and rapid inexpensive testing for harmful bacteria in the field within the world's food supply chain including data analytics; and to provide a rapid inexpensive saliva based "at home" test for Covid-19 as well as other viruses like Influenza A and B, whereby a person can have the results within 30 minutes; whereby the data is not colorimetric, but digital and is sent to a smart phone via BlueTooth; and then to a cloud server for analysis with instant reporting to health agencies like the Center for Disease Control.

Operating Expenses

Our operating expenses will be classified as office and administrative expenses and other expenses, which are each described below.

Office and Administrative Expenses

Office and administrative expenses consist of personnel-related costs, advertising and marketing consultants; sponsored research at Purdue University; consulting and software developer fees and other costs associated with research and development of our Platform.

Our general and administrative expenses were $103,973 for the six months ending December 31, 2020.

Liquidity and Capital Resources

Sources of Funds

We plan to continue to fund our operations and capital funding needs through equity financing via a Reg A+ offering. If we are not able to secure adequate additional funding, we may be forced to make additional reductions in spending, extend payment terms with suppliers, liquidate assets where possible, or suspend or curtail planned programs. To the extent that we raise additional capital through collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to the Platform and related technology, future revenue streams, research programs or applications or to grant licenses on terms that may not be favorable to us. Any of these actions could harm our business, results of operations and future prospects. As of December 31, 2020 and subsequent to year end, we have received $170,000 in founder's equity, $150,000 in a loan from a majority stockholder, IdentifySensors Fresh Food Enterprises, LLC (ISFFE), as well $543,569 from the sale of shares of common stock pursuant to an offering under Regulation A, and $300,000 from the sale of shares of common stock pursuant to Rule 506(c) of Regulation D promulgated under the Securities Act of 1933, as amended.

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Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Critical Accounting Policies and Significant Judgments and Estimates

Our management's discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenue generated and expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe that the accounting policies discussed in the Notes to the financial statements are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management's judgments and estimates.

Item 2.	Other Information

None.

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Item 3.	Financial Statements

IdentifySensors Biologics Corp

Balance Sheets

December 31, 2020 and June 30, 2020

	December 31,	June 30,
	2020	2020
ASSETS
Current assets:
Cash	$19,952	$0
Prepaid expenses	1,218	0
Total current assets	21,170	0

Right to use asset operating	36,866	0
Deferred tax asset	0	980
Security deposit	3,750	0
Total assets	$61,786	$980

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable and accrued liabilities	$205,277	$4,665
Lease liability operating	40,039
Total current liabilities	245,316	4,665

Long term liabilities:
Note payable related party	150,000	0
Accrued interest on related party	3,811	0
Total long term liabilities	153,811
Total liabilities	399,127	4,665

Shareholders' equity (deficit)
Preferred stock, $0.0001 par value; 50,000,000 shares, authorized, no shares issued and outstanding as of December 31, 2020 and June 30, 2020	0	0
Common stock, $0.0001 par value; 350,000,000 shares, authorized, 44,424,652 shares issued and outstanding as of December 31, 2020 and none as of June 30, 2020	4,442	0
Additional paid-in capital	217,688	0
Accumulated deficit	(559,471)	(3,685)
Total shareholders' deficit	(337,341)	(3,685)
Total liabilities and shareholders' equity (deficit)	$61,786	$980

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IdentifySensors Biologics Corp

Statement of Income

For the Six Months Ended December 31, 2020

For the Six Months Ended
December 31,
2020

Revenue	$0
Operating expenses:
Research and development expenses	219,812
Office and administrative expenses	103,712
Professional fees	229,471
Total operating expenses	552,995

Loss from operations	(552,995)

Other Income (Expense)
Interest expense	(3,811)
Rental Income	2,000
Total Other Income (Expense)	(1,811)

Loss before provision for income taxes	(554,806)
Provision for income taxes	(980)
Net loss	$(555,786)

Net loss per common share - basic and diluted	$(0.01)

Weighted average common shares outstanding - basic and diluted	44,317,139

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IdentifySensors Biologics Corp

Statement of Stockholder's Equity (Deficit)

For the Period from June 11, 2020 (inception) to June 30, 2020

					Additional		Total
	Preferred Stock		Common Stock		Paid-In	Accumulated	Shareholders'
	Number of Shares	Amount	Number of Shares	Amount	Capital	Deficit	Equity (Deficit)
Balance - inception (June 11, 2020)	0	$0	0	$0	$0	$0	$0

Issuance of common stock	0	0	0	0	0	0	0
Restricted stock awards vested	0	0	0	0	0	0	0
Net loss for the period	0	0	0	0	0	(3,685)	(3,685)
Balance - June 30, 2020	0	$0	0	$0	$0	$(3,685)	$(3,685)

IdentifySensors Biologics Corp

Statements of Changes in Shareholders' Deficit

For the Six Months Ended December 31, 2020

					Additional		Total
	Preferred Stock		Common Stock		Paid-In	Accumulated	Shareholders'
	Number of Shares	Amount	Number of Shares	Amount	Capital	Deficit	Equity (Deficit)
Balance - June 30, 2020	0	$0	0	$0	$0	$(3,685)	$(3,685)

Issuance of common stock	0	0	42,294,445	4,229	215,771	0	220,000
Restricted stock awards vested			2,130,207	213	1,917		2,130
Net loss for the six months	0	0	0	0	0	(555,786)	(555,786)
Balance - December 31, 2020	0	$0	44,424,652	$4,442	$217,688	$(559,471)	$(337,341)

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IdentifySensors Biologics, Corp

Statements of Cash Flows

December 31, 2020

For the Six Months Ended
December 31,
2020

Cash from operating activities:
Net loss	$(555,786)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock Based Compensation	2,130
Deferred Taxes	980
Changes in operating assets and liabilities:
Prepaid expenses	(1,218)
Right to use asset	(36,866)
Security deposit	(3,750)
Accounts payable and accrued liabilities	200,612
Lease Liability	40,039
Accrued interest	3,811
Net cash used in operating activities	(350,048)

Cash flows from investing activities:
Net cash used in investing activities	0

Cash flows from financing activities:
Proceeds of loan from related parties	150,000
Issuance of common stock for cash	4,229
Additional Paid in Capital	215,771
Net cash provided by financing activities	370,000

Net change in cash	19,952
Cash - beginning of period	0
Cash - end of period	$19,952

Supplemental Cash Flow Disclosures
Cash paid for interest	$0
Cash paid for income taxes	$0

Non-cash investing and financing activities:
Stock compensation awards	$2,130

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Item 4.	Exhibits

None.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IDENTIFYSENSORS BIOLOGICS, CORP.

By: /s/ Gregory Hummer, Chief Executive Officer

Date: December 29, 2021

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By :Ann Marie Hawkins, Chief Financial Officer and Principal Accounting Officer

Date: December 29, 2021

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